Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Years ended December 31,
	2012	2011	2010	2009	2008
Income (loss) from continuing operations before income taxes and accounting changes	$606	$130	$(143)	$(925)	$(1,154)
Less: income attributable to noncontrolling interests before income taxes	270	190	199	87	—

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$336	$(60)	$(342)	$(1,012)	$(1,154)

Fixed charges included in income (loss) from continuing operations:
Interest expense	$467	$496	$454	$393	$470
Interest portion of rental expense	14	15	14	13	17

Subtotal	481	511	468	406	487
Interest credited to investment contractholders	775	794	841	984	1,293

Total fixed charges from continuing operations	$1,256	$1,305	$1,309	$1,390	$1,780

Income from continuing operations available for fixed charges (including interest credited to investment contractholders)	$1,592	$1,245	$967	$378	$626

Ratio of income from continuing operations to fixed charges (including interest credited to investment contractholders)	1.27	0.95	0.74	0.27	0.35

Income (loss) from continuing operations available for fixed charges (excluding interest credited to contractholders)	$817	$451	$126	$(606)	$(667)

Ratio of income (loss) from continuing operations to fixed charges (excluding interest credited to investment contractholders)	1.70	0.88	0.27	(1.49)	(1.37)

For the years ended December 31, 2011, 2010, 2009 and 2008, our deficiency in income from continuing operations necessary to cover fixed charges was $60 million, $342 million, $1,012 million and $1,154 million, respectively.